Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2008

David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

> **Re:** **Acorda Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-50513**

Dear Mr. Lawrence:

We have reviewed your filings and supplemental response and have the following comment. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. The General Instructions to Form 8-K and the description of Item 8.01 do not contemplate that information may be "furnished" under Item 8.01. Please cite the specific authority that supports your conclusion that nonmaterial information set forth under Item 8.01 in a Current Report on Form 8-K could be furnished and not filed.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ellen B. Corenswet, Esq.
        Covington & Burling LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018-1405